FB Financial Corporation

211 Commerce Street, Suite 300

Nashville, Tennessee 37201

July 5, 2017

VIA EDGAR CORRESPONDENCE

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attention: David Lin

Re:	FB Financial Corporation
Registration Statement on Form S-1
File No. 333-218876

Ladies and Gentlemen:

Pursuant to the provisions of Rule 461 under the Securities Act of 1933, as amended, FB Financial Corporation, a Tennessee corporation (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so as to permit it to become effective on Friday, July 7, 2017, at 4:00 P.M., Washington D.C. time, as soon as practicable thereafter or at such later time as the Registrant or its counsel may orally request via telephone call to the staff of the U.S. Securities and Exchange Commission (the “Commission”). Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Alston & Bird LLP, by calling Kyle G. Healy at (404) 881-4421.

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Very truly yours,

FB Financial Corporation

By:	/s/ Christopher T. Holmes
Name:	Christopher T. Holmes
Title:	Chief Executive Officer and President

[Signature Page to Acceleration Request]